

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Gary Friedman
Chairman and Chief Executive Officer
RH
15 Koch Road
Corte Madera, CA 94925

   Re: RH
     Form 10-K for Fiscal Year Ended January 29, 2022
     Filed March 30, 2022
     Form 10-Q for Fiscal Quarter Ended October 29, 2022
     Filed December 8, 2022
     File No. 001-35720

Dear Gary Friedman:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 29, 2022

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Income, page 89

1. Please retitle the income before income taxes line item here and elsewhere throughout your filings to reflect that it also excludes your share of losses on equity method investments. Please also revise your XBRL definition of income before equity method investments to accurately reflect your treatment of income (loss) from equity method investments.

Form 10-Q for Fiscal Quarter Ended October 29, 2022

Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 13 - Net Income per Share, page 29

2. It appears that you excluded the loss on extinguishment of debt in determining the net income available to common stockholders used in calculating your basic net income per share for the nine months ended October 29, 2022. Please tell us the authoritative accounting literature you relied upon to support your calculation.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of GAAP Net Income to Adjusted Net Income, page 43

3. You state that your non-GAAP adjustments for the impact of income tax items for both the three and nine months ended October 29, 2022 are based on an adjusted tax rate of 0.0%, which represents your expected cash tax liability associated with anticipated fiscal 2022 results. For both the three and nine months ended October 29, 2022, your non-GAAP tax adjustments to arrive at adjusted net income (a performance measure) remove your entire GAAP income tax expense (benefit) and appear to change your basis of accounting for taxes to a cash basis, resulting in the presentation of an individually tailored measure. Please remove these non-GAAP tax adjustments and include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Also, clearly explain how the revised tax adjustments were computed. Refer to Questions 100.04 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services